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ITEM 77D:

For RiverSource LaSalle Monthly Dividend Real Estate Fund:

At a Board meeting held on June 10-11, 2009, the Board approved a resolution to revise the nonfundamental policy regarding investment in foreign securities for RiverSource LaSalle Monthly Dividend Real Estate Fund. The existing nonfundamental policy on foreign securities was revised to state that the Fund may invest up to 25% of its net assets in foreign investments.

For RiverSource LaSalle Global Real Estate Fund and RiverSource LaSalle Monthly Dividend Real Estate Fund:

At a Board meeting held Sept. 8-10, 2009, the Board of Directors approved changes that, effective March 1, 2010, eliminated the fund's nonfundamental investment policies as follows:

     - that no more than 10% of the fund's net assets may be invested in exchange-traded funds;

     - that limited the fund's exposure to access trades to 5% of total assets at the time of purchase;

     - that the fund may not invest for the purpose of controlling or managing any company;

     - that the fund may not acquire any securities of a registered open-end investment company or a registered unit investment trust in reliance on subparagraph (F) or subparagraph (G) of Section 12(d)(1) of the 1940 Act;

     - that under normal circumstances, the fund will limit forward foreign currency contracts to not greater than 75% of the fund's portfolio position in any one country as of the date the contract is entered into. This limitation will be measured at the point the hedging transaction is entered into by the fund. Under extraordinary circumstances, the fund may enter into forward currency contracts in excess of 75% of the fund's portfolio position in any one country as of the date the contract is entered into.

          The fund will also not enter into such forward contracts or maintain a net exposure to such contracts where the consummation of the contracts would oblige the fund to deliver an amount of foreign currency in excess of the value of the fund's portfolio securities or other assets denominated in that currency; and

     - that the fund does not intend to borrow money, except that the fund may borrow up to 5% of its total assets for temporary purposes. The fund continues to be subject to its fundamental policy that it will not issue senior securities or borrow money, except as permitted by the 1940 Act or any rule thereunder, any SEC or SEC staff interpretations thereof or any exemptions therefrom which may be granted by the SEC.